UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                                   Zynex, Inc.
                                 --------------
                                (Name of Issuer)

                           Common Stock, .001 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   98989M103
                                  ------------
                                 (CUSIP Number)

                             Aaron Lamkin, Manager
                              The Regency Group, LLC
                           4600 S Ulster St. Suite 975
                              Denver, CO 80237
                   --------------------------------------------
                    (Name and Address of Person Authorized to
                      Receive Notices and Communications)

                                October 16, 2008
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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                                                           Page 2  of 6    Pages
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1       NAME OF REPORTING PERSON:

        The Regency Group, LLC.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 76-0711716
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS       PF and O

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Colorado
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                        7      SOLE VOTING POWER
                               INCLUDING OPTIONS            1,300,000
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                                  0
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH               INCLUDING OPTIONS            1,300,000
                        -------------------------------------------------

                       10      SHARED DISPOSITIVE POWER             0


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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300,000
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                     [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
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14      TYPE OF REPORTING PERSON OO
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
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                                                           Page 3  of 6    Pages
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Item 1.    Security and Issuer.

     This Amended Statement reports modifications of agreements between filer and Zynex, Inc. (the Issuer). The principal executive offices of the Issuer are located at 8022 Southpark Cir., Suite 100, Littleton, Colorado 80120.

Item 2.    Identity and Background.

     (a) This statement on Schedule 13D/A is being filed on behalf of The Regency Group, LLC.

     (b) The Regency Group, LLC's business address is 4600 S. Ulster St., Ste 975 Denver, CO80237.

     (c) The Regency Group LLC is a Colorado Limited Liability Company. Its principaL business is investment.

     (d) The Regency Group, LLC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Regency Group, LLC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Regency Group, LLC is a Colorado Limited Liability Company.

Item 3.    Source and Amount of Funds or Other Consideration.

     The Company amended its option agreement in which the number of options to acquire shares of common stock was reduced to 1,200,000. Stalwart Investments, a company controlled by the Filer, has also exercised 100,000 options at a price of $0.40 in exchange for $40,000.

Item 4. Purpose of Transaction

     The Regency Group, LLC is now not required to file any additional filings in regards to its shares in the Company as it is under the filing threshold.

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                                                           Page 4  of 6    Pages
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     The Regency Group, LLC does not currently have any new plans or proposals, either individually or collectively with another person or company, which relates to or would result in any actions enumerated in subsections (a) to (j) of Form 13D/A.


Item 5.    Interest in Securities of the Issuer.

     The percentages of outstanding shares of ZYXI common stock reported below are based on the statement that as of November 14, 2008 record date, there were 29,851,541 shares of Common Stock issued and outstanding.

     (a) The Regency Group, LLC beneficially owns or may be deemed to beneficially own 1,300,000 shares of ZYXI common stock. The ownership of such shares is in the name of Stalwart Investments which is controlled by filer. The shares are owned as follows:

        100,000 shares directly owned
        400,000 options exercisable at $1.75
        200,000 options exercisable at $2.00

        200,000 options exercisable at $2.25
        200,000 options exercisable at $2.50
        200,000 options exercisable at $4.00

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                                                          Page 5  of  6    Pages
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     (b)  For information regarding the number of shares of ZYXI common stock as to which The Regency Group, LLC holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page or this statement on Schedule 13D/A.

     (c) Other than the purchases as set forth herein, there have been no other transactions in shares of ZYXI common stock effected by The Regency Group, LLC during the past 60 days.

     (d) One person other than The Regency Group, LLC may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of The Regency Group, LLC common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by The Regency Group LLC. Such interest is less than 5% of the class and therefore the person is no mentioned.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Regency Group, LLC has not contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of ZYXI, other than as described in this statement on Schedule 13D/A.

Item 7.    Material to be Filed as Exhibits.

           Amended option agreement.

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                                                           Page 6  of 6    Pages
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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 15, 2008


/s/ Aaron Lamkin
-------------------------------
    Aaron Lamkin